Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES PRODUCTION AT THE SAN JOSÉ MINE
 FOR THE SECOND QUARTER 2010

TORONTO, ONTARIO – July 21, 2010 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) announces the San José mine production results for the second quarter of 2010.  During the second quarter, the San José mine produced 1,220,794 ounces of silver and 19,707 ounces of gold, of which 49% is attributable to Minera Andes.

SAN JOSÉ MINE PRODUCTION COMPARISON (100% BASIS)*
Production	Q2 2010	Q1 2010	Q2 2009
Ore production (tonnes)	116,259	96,484	119,184
Average head grade silver (g/t)	368	293	400
Average head grade gold (g/t)	5.81	5.92	5.65
Silver produced (ounces)	1,220,794	823,107	1,264,616
Gold produced (ounces)	19,707	16,430	18,078
Silver equivalent production (ounces	2,403,214	1,808,907	2,349,296
Net silver sold (ounces)	1,294,677	739,159	1,709,190
Net gold sold (ounces)	22,168	14,325	21,930
*49% of the San José mine production is attributable to Minera Andes Inc.

Compared to the first quarter of 2010, the 2010 second quarter silver production was 48% higher and gold production was 20% higher.  The increase in silver and gold production was primarily the result of higher mine production and mill feed tonnage compared to the first quarter.  Mill throughput in the second quarter of 2010 was 20% higher than the previous quarter.   In the second quarter the silver head grade increased 26% compared to the first quarter, and the gold head grade was 2% lower than the first quarter.  The improved silver grades are related to ongoing development of the Kospi vein.  Compared to the second quarter of 2009, the second quarter 2010 silver production decreased 3% and gold increased 9%.

Average daily mill throughput during the second quarter of 2010 was approximately 1,280 tonnes per day, which is 15% below the mill capacity of 1,500 tonnes per day.  According to Minera Santa Cruz, our operating joint venture entity managed by Hochschild Mining plc (“MSC”), the mill operated below capacity due to lower mine production.  As previously reported, mine production has been adversely impacted by delays in underground mine development.

MSC has further advised us that the development delays also impacted production grades because access to certain higher grade stoping areas was delayed.  Consequently, second quarter 2010 mill feed grades continue to be lower than the average 2009 head grades.  However, MSC has advised Minera Andes that they expect the grades to improve during the second half of the year

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Milling operations are performing satisfactorily with recoveries in line with budget expectations.  A series of modifications were made to the mill during 2009 and the first half of 2010 that resulted in improved operating efficiencies.  A small Merrill Crow circuit was also installed in the fourth quarter of 2009 that is resulting in the recovery of incremental silver ounces and slightly improved silver recoveries.  Aside from normal sustaining capital, which includes mine development and exploration, the Corporation is not aware of any new capital projects at San José.

Second quarter production cost information will be provided jointly with second quarter financial results.

Sales of silver and gold were 75% and 55% higher, respectively, in second quarter of 2010 compared to the first quarter as a result of increased ore production and a decrease in products inventory.  Compared to the same quarter last year, sales of silver in the second quarter of 2010 were 24% lower while gold sales were at about the same level.  This was due to lower ore production in the second quarter of 2010, differences in head grades and inventory liquidations in the second quarter of 2009.

This news release is submitted by James K. Duff, Chief Operating Officer of Minera Andes Inc.

About Minera Andes
Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets:  A 49% interest in Minera Santa Cruz SA, which owns the San José Mine, one of the world’s largest primary silver producers that produced 4,998,000 million oz silver and 77,080 oz gold in 2009; 100% ownership of the Los Azules porphyry copper deposit in San Juan province, Argentina; and, a portfolio of exploration properties in the highly prospective Deseado Massif region of Santa Cruz Province in southern Argentina.  Minera Andes had approximately $15 Million USD in cash and no bank debt as at March 31, 2010.

For further information, please contact: Daniela Ozersky or visit our Web site: www.minandes.com.

Daniela Ozersky Manager, Investor Relations 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Reliability of Information
Minera Santa Cruz S.A., the owner and operator of the San José mine, is responsible for and has supplied to the Corporation all reported results from the San José mine. This press release is based entirely on information provided to Minera Andes by Minera Santa Cruz S.A. (“MSC”). Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Corporation is not the operator of the San José mine, there can be no assurance that production information reported to the Corporation by MSC is accurate, the Corporation has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information.

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Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results, including the outcome of pending and current litigation. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation's annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

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